UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

TABLE OF CONTENTS

1          Eagleford Energy Corp. Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended May 31, 2015 as filed on Sedar on July 29, 2015.

2          Eagleford Energy Corp. Management’s Discussion and Analysis for the Three and Nine Months Ended May 31, 2015 as filed on Sedar on July 29, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

(Formerly: Eagleford Energy Inc.)

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim consolidated financial statements of Eagleford Energy Corp. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	May 31, 2015	August 31, 2014

Assets
Current assets
Cash	$12,239	$103,215
Trade and other receivables	29,426	157,121
Marketable securities (Note 19)	252,624	-
Total current assets	294,289	260,336
Non-current assets
Restricted cash (Note 20)	31,163	-
Exploration and evaluation assets (Note 6)	847,051	5,036,592
Total non-current assets	878,214	5,036,592

Total Assets	$1,172,503	$5,296,928

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Trade and other payables	$1,864,427	$1,483,775
Shareholders' loans (Note 9 and 10)	1,172,673	981,834
Loans payable (Note 9)	187,827	-
Secured convertible note (Note 10 and 11)	475,755	-
Derivative liabilities (Note 11)	5,040,566	1,094,392
Deferred revenue (Note 6)	-	177,804
Provisions (Note 7(a))	11,563	11,768
Total current liabilities	8,752,811	3,749,573
Non-current liabilities
Derivative liabilities (Note 11)	-	4,231,015
Provisions (Note 7(a))	86,868	35,775
Total non-current liabilities	86,868	4,266,790

Total liabilities	8,839,679	8,016,363

Shareholders' equity (deficiency)
Share capital (Note 8 (a))	9,072,181	9,072,181
Share purchase warrants (Note 8 (b))	801,079	1,970,968
Share purchase options (Note 8 (d))	272,553	170,972
Contributed surplus (Note 8 (e))	3,106,441	1,389,898
Foreign currency translation reserve	695,899	4,692
Accumulated deficit	(21,615,329)	(15,328,146)
Total shareholders' equity (deficiency)	(7,667,176)	(2,719,435)

Total Liabilities and Shareholders' Equity (Deficiency)	$1,172,503	$5,296,928
Going Concern (Note 1)
Related Party Transactions and Balances (Note 9)
Committments and Contingencies (Note 14)
Dissolution of Subsidiary (Note 15)
Subsequent Events (Note 18)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

1

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Unaudited

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2015	2014	2015	2014

Revenue
Natural gas sales, net of royalties	$11,904	$22,116	$37,264	$45,473

Expenses
Operating costs	7,442	4,406	17,500	10,295
Depletion and accretion	462	476	930	2,116
General and administrative	80,223	64,730	324,812	244,380
Interest	73,884	23,985	202,333	112,714
Accretion of convertible secured note (Note 10)	327,793	-	475,755	-
(Gain) loss on derivative liabilities (Note 11)	738,652	(38,964)	250,701	58,821
(Gain) loss on foreign exchange	(2,876)	(63,810)	286,136	99,614
Stock based compensation (Note 8 (d))	-	-	84,520	-
Stock based compensation-non employees (Note 8 (d))	-	-	28,173	-
Gain on settlement of litigation (Note 17 and 19)	(120,125)	-	(120,125)	-
Unrealized loss on marketable securities (Note 19)	53,518	-	53,518	-
Impairment loss on exploration and evaluation assets (Note 6 and 15)	4,720,194	1,315,276	4,720,194	1,315,276
Marketing and public relations	-	(14,250)	-	(14,250)
	5,879,167	1,291,849	6,324,447	1,828,966

Net loss	(5,867,263)	(1,269,733)	(6,287,183)	(1,783,493)

Other comprehensive income (loss)
Foreign currency translation	(17,235)	(309,817)	691,207	(198,194)
Total other comprehensive income (loss)	(17,235)	(309,817)	691,207	(198,194)

Net loss and comprehensive loss	$(5,884,498)	$(1,579,550)	$(5,595,976)	$(1,981,687)

Loss per share, basic and diluted	$(0.212)	$(0.098)	$(0.227)	$(0.143)

Weighted average shares outstanding, basic and diluted (Note 8 (c))*	27,671,541	12,913,907	27,671,541	12,486,599

*Reflects the August 25, 2014 one-for-ten stock consolidation (Note 8 (a))
Comparative figures (Note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
(Expressed in Canadian Dollars)
(Unaudited)

						FOREIGN		TOTAL
						CURRENCY		SHARE-
	SHARE		SHARE	SHARE	CONTRI-	TRANS-		HOLDERS'
	CAPITAL	SHARE	PURCHASE	PURCHASE	BUTED	LATION	ACCUMULATED	EQUITY
	Number of	CAPITAL	WARRANTS	OPTIONS	SURPLUS	RESERVE	DEFICIT	(DEFICIENCY)
	Shares*	$	$	$	$	$	$	$
Balance, August 31, 2013	12,262,517	7,050,350	1,422,526	170,972	506,200	204,657	(9,212,561)	142,144
Foreign currency translation	-	-	-	-	-	(198,194)	-	(198,194)
Warrants exercised	651,904	306,405	(78,238)	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-
Net loss for the peroid	-	-	-	-	-	-	(1,783,493)	(1,783,493)
Balance, May 31, 2014	12,914,421	7,356,755	1,169,889	170,972	680,599	6,463	(10,996,054)	(1,611,376)
Derivative warrants expired	-	-	-	-	709,299	-	-	709,299
Issuance of units as debt settlement	14,757,120	1,715,426	801,079	-	-	-	-	2,516,505
Foreign currency translation	-	-	-	-	-	(1,771)	-	(1,771)
Net loss for the period	-	-	-	-	-	-	(4,332,092)	(4,332,092)
Balance, August 31, 2014	27,671,541	9,072,181	1,970,968	170,972	1,389,898	4,692	(15,328,146)	(2,719,435)
Stock options expired	-	-	-	(11,112)	11,112	-	-	-
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-
Derivative warrants expired	-	-	-	-	535,542	-	-	535,542
Stock based compensation	-	-	-	112,693	-	-	-	112,693
Foreign currency translation	-	-	-	-	-	691,207	-	691,207
Net loss for the period	-	-	-	-	-	-	(6,287,183)	(6,287,183)
Balance, May 31, 2015	27,671,541	9,072,181	801,079	272,553	3,106,441	695,899	(21,615,329)	(7,667,176)

*Reflects the August 25, 2014 one-for-ten stock consolidation (Note 8 (a))

Comparative figures (Note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows
For the Nine Months ended May 31,
(Expressed in Canadian Dollars)
Unaudited	2015	2014

Cash provided by (used in) Operating activities
Net loss	$(6,287,183)	$(1,783,493)
Items not involving cash:
Depletion and accretion	930	2,116
Loss on derivative liabilities (Note 11)	250,701	58,821
Accetion of secured convertible note (Note 10)	475,755	-
Decomissioning obligations, net	(205)	-
Stock based compensation (Note 8 (d))	112,693	-
Gain on settlement of litigation (Note 17)	(120,125)	-
Unrealized loss on marketable securities (Note 17 and 19)	53,518	-
Impairment loss on exploration and evaluation assets (Note 6 and 15)	4,720,194	1,315,276
Net changes in non-cash working capital (Note 13)	330,633	503,503
Net cash used in operating activities	(463,089)	96,223

Investing activities
Additions to exploration and evaluation assets, net of recoveries (Note 6)	47,152	(193,531)
Restricted cash (Note 20)	(31,163)	-
Net cash used in investing activities	15,989	(193,531)

Financing activities
Shareholders' loans, net	190,841	30,144
Loans payable	187,824	-
Secured note payable, net	-	53,776
Net cash provided by financing activities	378,665	83,920

Decrease in cash for the period	(68,435)	(13,388)
Effect of exchange rate changes on cash	(22,541)	23,347
Cash, beginning of period	103,215	196,837
Cash, end of period	$12,239	$206,796
Supplemental Cash Flow Information and Non Cash Transactions (Note 13)
Comparative figures (Note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

4

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at $Nil. The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTC Markets (OTCQB) under the symbol EGFDF.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $8,458,522 (August 31, 2014: $3,489,237) and an accumulated deficit of $21,615,329 (August 31, 2014: $15,328,146). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

During the year ended August 31, 2014, the Company entered into two separate Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease. During fiscal 2014, the Company extinguished debt of $1,408,737 through the issuance of share capital. During the nine month period ended May 31, 2015, the Company received $200,773 for the payment of certain obligations under the Matthews Lease.

2.	Basis of Preparation

Statement of Compliance

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These unaudited interim condensed consolidated financial statements of the Company were approved by the Board of Directors on July 29, 2015.

Basis of Preparation

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim condensed consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2014. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2015 could result in restatement of these unaudited condensed interim consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

5

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

The unaudited interim condensed consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. a company operating in the province of Alberta, Canada (“1354166 Alberta”), Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”), EEZ Operating Inc., a Texas company incorporated May 12, 2015 (“EEZ Operating”) and Dyami Energy Inc. (“Dyami”) which was dissolved effective April 3, 2014 by filing a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas (see Note 15).

3.	Significant Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2014. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements as at and for the year ended August 31, 2014.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company intends to adopt IFRS 9 effective September 1, 2018.

(ii) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2017.

The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2014. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRIC 21 Levies.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

6

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
	Canada	United States	Total	Canada	United States	Total
May 31, 2015
Net revenue	$11,904	-	$11,904	$37,264	-	$37,264
Net loss	$1,092,188	4,775,075	$5,867,263	$1,513,575	4,773,608	$6,287,183

May 31, 2014
Net revenue	$22,116	-	$22,116	$45,473	-	$45,473
Net(income) loss	$(58,320)	1,328,053	$1,269,733	$351,474	1,432,019	$1,783,493

	Canada	United States	Total
As at May 31, 2015
Total Assets	$280,046	892,457	$1,172,503
Total Liabilities	$8,105,160	734,519	$8,839,679

As at August 31, 2014
Total Assets	$179,888	5,117,040	$5,296,928
Total Liabilities	$6,991,287	1,025,076	$8,016,363

6.	Exploration and Evaluation Assets

Cost
Balance August 31, 2013	$6,535,278
Additions, net	113,578
Change in decommissioning obligation estimates	7,225
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
Impairment of Murphy Lease	(1,675,749)
Foreign exchange	82,686
Balance August 31, 2014	$5,036,592
Additions, net	331,425
Deferred revenue	(378,577)
Change in decommissioning obligation estimates	(11,300)
Impairment of Matthews Lease	(4,720,194)
Foreign exchange	589,105
Balance May 31, 2015	$847,051

The Company’s exploration and evaluation assets are located in Texas, USA. As at May 31, 2015, the Company recorded an impairment of $4,720,194 on its Matthews Lease (year ended August 31, 2014 an impairment of $1,675,749 was recorded on the Murphy Lease ($1,315,276 net of foreign currency translation gain of $301,884 and write off of decommissioning obligations of $58,589).

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

7

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex acted as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (see Note 17).

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant could earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014; October 6, 2014 , January 5, 2015 and April 6, 2015. The Company recorded the cash payments and the payment of certain obligations under the Matthews Lease by Quadrant totaling US$303,712 (CDN$378,577) at May 31, 2015, as a reduction in exploration and evaluation assets. Under the terms of the JDA2 Quadrant was required to complete the Phase I Work Program and pay the Company cash consideration totaling US$360,000 by June 30, 2015, which it did not and accordingly the JDA2 expired without Quadrant earning any interest in the development area.

Effective March 31, 2015, the Company entered into a settlement agreement with Stratex and Quadrant pursuant Stratex assigned all of its rights, title and interest in, to and under the Matthews Lease and the JDA, to the Company and Quadrant. EEZ Operating is the operator of the Matthews Lease (see Note 17).

On July 2, 2015, the 2629 acre Matthews Lease was terminated according to its terms and the Company is currently assessing the number of acres to be held by production. The Company estimates that approximately 400 acres (representing approximately 15% of the total 2,629 lease acres) will be held by production (100% working interest and 75% revenue interest) and accordingly the Company has written down the lease to 15% of its carrying costs and recorded an impairment of exploration and evaluation assets of $4,720,194. The royalties payable under the Matthews Lease are 25%.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter of fiscal 2014 (see Note 15).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

7.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2013	$119,742	$178,553	$298,295
Accretion expense	961	-	961
Change in estimates	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary (see Note 16)	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	47,543	-	47,543
Additions	56,093	-	56,093
Accretion expense	930	-	930
Change in estimates	(11,300)	-	(11,300)
Obligations settled	(205)	-	(205)
Foreign exchange	5,370	-	5,370
Balance, May 31, 2015	$98,431	$-	$98,431

8

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $98,431 ($11,563 current and $86,868 long term) at May 31, 2015 (August 31, 2014: $11,768 current and $35,775 long term) based on an undiscounted total future liability of $112,656 (August 31, 2014: $60,629). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.25% (August 31, 2014: 2.57%).

b)	Other Provisions

On January 28, 2014 a vendor of Dyami Energy received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 and interest at a rate of 5% per annum from the date of judgment until paid (District Court of Zavala County, Texas Case No. 13-02-12941-ZCV). During 2013 the full amount of the provision was recorded together with legal fees and interest and transferred to trade and other payables.

8.	Share Capital and Reserves

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

8 (a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2013	12,262,517	7,050,350
Warrants exercised (Note 8 (b) (a))	651,904	306,405
Debt settlement (Note 8 (b) (c))	14,757,120	1,715,426
Balance August 31, 2014 and May 31, 2015	27,671,541	$9,072,181

* Reflects the August 25, 2014 one-for-ten stock consolidation

8 (b) Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2015		August 31, 2014
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	9,293,560	$0.18	4,020,095	$0.40
Warrants exercised (Note (a))	-		(651,904)	$0.35
Warrants expired (Note (b))	-		(1,453,191)	$0.35
Warrants issued (Note (c))	-		7,378,560	$0.10
Warrants expired (Note (d))	(1,915,000)	$0.50	-	-
Balance, end of period	7,378,560	$0.10	9,293,560	$0.18

* Reflects the August 25, 2014 one-for-ten stock consolidation

(a)         Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 9).

9

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

(b)         On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(c)         Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 10 and 11).

(d)         On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at May 31, 2015 and August 31, 2014, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.25	801,079

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	1,970,968

* Reflects the August 25, 2014 one-for-ten stock consolidation

8 (c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2015(1)	2014 (1)	2015 (1)	2014 (1)
Weighted Average Shares Outstanding Basic and Diluted*	27,671,541	12,913,907	27,671,541	12,486,599

* Reflects the August 25, 2014 one-for-ten stock consolidation

(1)	The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

8 (d)	Share Purchase Options and Stock Based Compensation

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

10

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2014 and 2013	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	1.64
Balance, May 31, 2015	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable at May 31, 2015 and August 31, 2014, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$0.15	1.75	100,000	$0.15
$0.12	1,000,000	$0.11	4.55	1,000,000	$0.11
	1,100,000	$0.25	4.21	1,100,000	$0.25

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the August 25, 2014 one-for-ten stock consolidation

(1) In October 2012, the Optionee passed away and pursuant to the terms of the option agreement had a period of twelve (12) months after the date of such death before the expiry of the option.

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used:

November 12, 2014
Weighted average fair value per option	$0.12
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

11

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

8 (e)	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2013	$506,200
Warrants expired	174,399
Derivative warrants expired	709,299
Balance, August 31, 2014	$1,389,898
Stock options expired	11,112
Warrants expired	1,169,889
Derivative warrants expired	535,542
Balance, May 31, 2015	$3,106,441

9.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2015	2014	2015	2014
Short term employee benefits (1)	$37,500	$18,750	$112,500	$56,250
Stock based compensation expense (2)	-	-	84,520	-
	$37,500	$18,750	$197,020	$56,250

The following balances owing to James Cassina, the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2015	August 31, 2014
Short term employee benefits (1)	$393,750	$281,250
	$393,750	$281,250

(1)	The Company accrues management fees for the President of the Company at a rate of $12,500 per month commencing September 1, 2014.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (see Note 8 (d)).

At May 31, 2015, the amount of directors’ fees included in trade and other payables was $21,000 (August 31, 2014: $19,200).

At May 31, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2014: $Nil). For the period ended May 31, 2015, the Company recorded interest on the promissory note of $586 (May 31, 2014: $19,507). At May 31, 2015, included in trade and other payables is interest payable of $104,826 (August 31, 2014: $91,727). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014, were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167. On August 30, 2014 the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (see Notes 8 (b) (a) (c) and Note 10).

At May 31, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of US$249,250 (August 31, 2014: US$249,250). For the period ended May 31, 2015, the Company recorded interest on the promissory note of $23,238 (May 31, 2014: $Nil). At May 31, 2015, included in trade and other payables, is interest of $23,238 (August 31, 2014: $Nil). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. At May 31, 2015, Core advanced the Company US$28,500 on terms yet to be determined. The President of the Company is a major shareholder, officer and a director of Core (see Note 18).

12

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

At May 31, 2015, the Company had shareholders’ loans payable of US$655,000. (August 31, 2014: US $655,000). For the period ended May 31, 2015, the Company recorded interest of $61,067(May 31, 2014: $116,440) on the shareholders’ loans payable. At May 31, 2015, included in trade and other payables, is interest of $61,290 (August 31, 2014: $269). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of promissory notes payable of US$529,250, $250,000 and interest payable of $225,614 (see Note 8 (b) (c)).

At May 31, 2015, the Company had, loans payable of US$121,000 and $37,000 to 1288131 Alberta Ltd. (August 31, 2014: $Nil). During the period ended May 31, 2015, the Company recorded interest on the loans payable of $12,245. At May 31, 2015, included in trade and other payables, is interest of $12,245 (August 31, 2014: $Nil). The loans are payable on demand and bear interest at 10% per annum. Colin McNeil a director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd.

At May 31, 2015, the Company had a 10% per annum, secured convertible note payable to Benchmark Enterprises LLC (“Benchmark”) with a face value of US$1,216,175. (August 31, 2014: US$1,216,175) (the “Note”). Benchmark is a shareholder of the Company. For the nine months ended May 31, 2015, the Company recorded interest on the Note of $113,386 (May 31, 2014: $78,028). At May 31, 2015, included in trade and other payables is interest of $113,386 (August 31, 2014: $Nil) (see Note 10 and 11).

10.	Secured Note Payable and Shareholder Loans

Secured Note Payable

At August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has an interest rate of 10% and is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice. Benchmark has the option at any time while the Note is outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the (“Conversion Unit”).

Accounting Considerations

The Company has accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”, an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument has a conversion option, the terms are considered substantially different and therefore gives rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Based on the previous conclusions, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Promissory note (old debt instrument)	$1,322,247
Derivative liability (conversion unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

13

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

The Note will be accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate. For the nine months ended May 31, 2015, the Company recorded accretion on the note in the amount of $475,755. The carrying value of the note as at May 31, 2015 is $475,755. For the nine months ended May 31, 2015, the Company recorded interest on the Note of $110,367 (see Note 11).

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments (see Note 9).

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

11.	Derivative Financial Liabilities

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2013	914,761	1,976,883	4.06
Warrants expired	(170,923)	(709,299)
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	4.06
Warrants expired	(217,500)	(535,542)
Change in fair value estimates	-	197,990
As at May 31, 2015	526,338	987,755	5.80

* Reflects the August 25, 2014 one-for-ten consolidation

On August 31, 2014, 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

14

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding at May 31, 2015 and August 31, 2014 respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date		Weighted Average Remaining Life (Years)	Fair Value CDN ($)
91,250	5.00	July 20, 2015	(1)	0.14	153,179
14,600	2.50	July 20, 2015	(1)	0.14	41,230
250,000	5.00	August 7, 2015	(1)	0.19	420,128
40,000	2.50	August 7, 2015	(1)	0.19	108,128
112,490	5.00	September 25, 2015	(1)	0.32	207,992
17,998	2.50	September 25, 2015	(1)	0.32	57,098
526,338				0.21	987,755

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

Number of Warrants*	Exercise Price US ($)*	Expiry Date		Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015	(1)	0.62	365,474
30,000	2.50	April 13, 2015	(1)	0.62	99,420
91,250	5.00	July 20, 2015	(1)	0.88	133,431
14,600	2.50	July 20, 2015	(1)	0.88	35,915
250,000	5.00	August 7, 2015	(1)	0.93	365,964
40,000	2.50	August 7, 2015	(1)	0.93	94,188
112,490	5.00	September 25, 2015		1.07	181,178
17,998	2.50	September 25, 2015		1.07	49,737
743,838				0.70	1,325,307

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative unit liabilities and linked common shares as at May 31, 2015 and August 31, 2014:

	May 31, 2015		August 31, 2014
The financings giving rise to derivative unit liabilities:	Indexed Shares	Fair Values	Indexed Shares	Fair Values
Conversion unit (1 common share and 1 common share purchase warrant)	22,481,347	$4,052,811	15,202,188	$4,000,100

The following table summarizes the effects on our loss associated with changes in the fair values of our derivative units liabilities for the periods ended May 31, 2015:

The financings giving rise to derivative unit liabilities:	Three Months Ended May 31, 2015	Nine Months Ended May 31, 2015
Conversion unit (1 common share and 1 common share purchase warrant)	$742,059	$52,711

At August 31, 2014 the Company issued a Secured Convertible Note with a face value $1,322,347 (US$1,216,175) which gave rise to a derivative financial instrument. The Note embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. Additionally these features met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and features consist of the Conversion Unit which is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the Conversion Unit (see Note 10).

15

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Current accounting principles that are provided in IAS 32 and IAS 39 require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company has selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company has selected Binomial Lattice to fair value the warrant component of the conversion unit because it believes this technique is reflective of all significant assumption types market participants would likely consider in transactions involving warrants. Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the common share component contained in the conversion unit as at May 31, 2015 and August 31, 2014:

	May 31, 2015	August 31, 2014
Underlying price on valuation date*	$0.2217	$0.3090
Contractual conversion rate	$0.07	$0.08
Contractual term to maturity	0.25 Years	1.00 Years
Implied expected term to maturity	0.185 Years	0.613 Years
Market volatility:
Range of volatilities	176.85% - 350.72%	78.41% - 269.09%
Equivalent volatility	263.79%	181.25%
Contractual interest rate	10.0%	10.0%
Equivalent market risk adjusted interest rate	10.00%	10.00%
Equivalent credit risk adjusted yield	3.62%	3.45%

*The underlying price of the common share component of the conversion unit is the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as at May 31, 2015 and August 31, 2014:

	May 31, 2015	August 31, 2014
Market value on valuation date	$0.11	$0.16
Contractual exercise rate	$0.092	$0.092
Term (years)	4.25 Years	5.00 Years
Expected market volatility	176.48%	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.49%	1.63%

12. Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

16

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	May 31, 2015	August 31, 2014
Cash	$12,239	$103,215
Trade and other receivables	29,426	157,121
Balance	$41,665	$260,336

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,864,427	$1,864,427	-	-	-
Shareholders’ loans (1)	1,172,673	1,172,673	-	-	-
Loans Payable (1)	187,827	187,827
Total	$3,224,927	$3,224,927	-	-	-

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

17

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to management,
•	reviewing available petrophyisical analysis of prospects,
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand. The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the periods ended May 31, 2015 and 2014 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10% volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2015		2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$42,140	$32,388	$51,403	$39,543
Net loss	$(6,282,307)	$(6,292,059)	$(1,777,563)	$(1,789,423)

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure. The following assets and liabilities are denominated in US dollars at May 31, 2015 and 2014:

	May 31, 2015	May 31, 2014
Cash	$-	$133,094
Restricted cash	25,000	-
Trade and other receivables	11,426	25,164
Exploration and evaluation assets	679,544	2,798,944
Prepaid expenses and deposits	1,614	-
Trade and other payables	(897,306)	(513,197)
Provisions	(69,690)	(31,574)
Derivative liabilities	(4,530,469)	(1,873,290)
Shareholders’ loans	(932,750)	(1,553,500)
Secured convertible note	(384,588)	(960,000)
Loan payable	(121,000)	-
Net assets denominated in US$	$(6,218,219)	$(2,074,360)
Net asset CDN dollar equivalent at period end (1)	$(7,751,010)	$(2,254,207)

(1)	Translated at the exchange rate in effect at May 31, 2015 $1.2465 (May 31, 2014 $1.0867)

18

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	May 31, 2015		May 31, 2014
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(483,082)	483,082	(122,482)	122,482
10%	(966,164)	966,164	(244,965)	244,965
15%	(1,449,245)	1,449,245	(367,447)	367,447
20%	(1,932,327)	1,932,327	(489,929)	489,929

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at May 31, 2015 and August 31, 2014, are comprised of cash, marketable securities, derivative liabilities, trade and other receivables, trade and other payables, loans payable, shareholders’ loans and provisions.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	May 31, 2015		August 31, 2014
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	12,239	12,239	103,215	103,215
Marketable securities	252,624	252,624
Derivative liabilities	5,040,566	5,040,566	5,325,407	5,325,407
Loans and receivables:
Trade and other receivables	29,426	29,426	157,121	157,121
Other financial liabilities:
Trade and other payables	1,864,427	1,864,427	1,483,775	1,483,775
Loans payable	187,827	187,827	-	-
Shareholders’ loans	1,172,673	1,172,673	981,834	981,834
Provisions (short and long term)	98,431	98,431	47,543	47,543

Cash, marketable securities and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

19

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas lease include seeking debt or equity financing or seeking additional farm-in arrangements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions to sustain future development of the business. As at May 31, 2015 and August 31, 2014 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended May 31, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

13.	Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Nine Months Ended
Non-cash transactions	May 31, 2015	May 31, 2014
Stock options expired	$11,112	-
Warrants expired	1,169,889	(174,399)
Derivative warrants expired	535,542
Warrants exercised for settlement of cash advances	-	228,167
Royalties paid on Matthews Lease JDA	-	(167,715)
Disposal of decommissioning obligations	-	26,426

The following table summarizes the changes in non-cash working capital for the periods set out:

	Nine Months Ended
Changes in non-cash working capital	May 31, 2015	May 31, 2014
Trade and other receivables	$127,785	$4,486
Trade and other payables	380,652	232,052
Deferred revenue	(177,804)	108,670
Prepaid expenses and deposits	-	158,295
Net change	$330,633	$503,503

14.	Commitments and Contingencies

The Company has certain commitments on its Lease located in Zavala County, Texas, USA (see Note 6).

20

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

15. Dissolution of Dyami Energy LLC

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murphy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s consolidated financial statements as at the effective date, and presented on the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities	$(1,315,276)

16.	Comparative Figures

The comparative unaudited interim condensed consolidated statement of shareholders’ equity (deficiency), the comparative unaudited interim condensed consolidated statement of financial position as at May 31, 2014, and the comparative unaudited interim condensed consolidated statement of operations and comprehensive loss for the three and nine months ended May 31, 2014 have been revised primarily to reflect revisions made to the accounting treatment for the de-consolidation of Dyami Energy effective April 3, 2014. The accounting treatment for the comparative period May 31, 2014, is now consistent with the accounting treatment in the audited consolidated financial statements for the year ended August 31, 2014 (see Note 15). The effect of the changes are summarized as follows:

Unaudited Interim Condensed Consolidated Statement of Shareholders’ Equity (Deficiency)

	Nine Months Ended May 31, 2014
	As previously filed	As adjusted
	$	$
Deficit, August 31, 2013	9,212,561	9,212,561
Net loss for the period	5,303,475	1,783,493
Deficit, May 31, 2014	14,516,036	10,996,054

Exploration and Evaluation Reserve, August 31, 2013	-	-
Matthews Lease revaluation	3,046,802	-
	3,046,802	-

21

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss

	Three Months Ended May 31, 2014		Nine Months Ended May 31, 2014
	As previously filed	As adjusted	As previously filed	As adjusted
	$	$	$	$

Depletion and accretion	284	476	628	2,116
General and administrative	57,552	64,730	184,108	244,380
Interest	18,782	23,985	58,397	112,714
Impairment loss on exploration and evaluation assets, net	-	1,315,276	-	1,315,276
Loss from discontinued operations	4,847,831	-	4,951,335	-
Net loss for the period	4,789,715	1,269,733	5,303,475	1,783,493

Other comprehensive loss
Foreign currency translation	(7,934)	(309,817)	103,690	(198,194)
Revaluation of the Matthews Lease	3,046,802	-	3,046,802	-
Total other comprehensive income (loss)	3,038,868	(309,817)	3,150,492	(198,194)

Net loss and comprehensive loss	1,750,847	1,579,550	2,152,983	1,981,687
Loss per share, basic and diluted	$0.371	$0.098	$0.425	$0.143

Also, certain comparative figures have been reclassified to conform to current period presentation.

17.	Litigation

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc., disputed the claim citing US$300,000 paid by the Company was to be credited against the minimum royalties which Stratex had failed to do. Zavala Inc. paid the US$152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No.: 14-09-13290-ZCV). Effective March 31, 2015, the Company entered into a settlement agreement with Stratex and Quadrant pursuant to which the Company is entitled to receive US$25,000 in cash and 1,333,333 common shares of Stratex and Stratex shall assign all of its rights, title and interest in, to and under the Matthews Lease and JDA, to the Company and Quadrant. To date, the Company has received 1,333,000 common shares of Stratex and the assignment of the Matthews lease (see Note 19).

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). Effective March 25, 2015, the Company entered into a settlement agreement with Gaines under which Gaines transferred to the Company 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per until December 31, 2018 (see Note 19).

18.	Subsequent Events

Subsequent to the period ended May 31, 2015, the President through Core Energy Enterprises Inc. advanced the Company CDN$21,000 and US$117,536 on terms yet to be determined.

19.	Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at May 31, 2015 was $252,624. For the three and nine months ended May 31, 2015, the Company recorded an unrealized loss on marketable securities of $53,518 (2014 $Nil).

May 31, 2015
Investment in quoted company security	$252,624

22

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Effective March 25, 2015, the Company entered into a settlement agreement with Gaines and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at their fair value of $120,125 in marketable securities with a corresponding gain on settlement of litigation, in the unaudited interim condensed consolidated statement of operations and comprehensive loss (see Note 17).

Effective March 31, 2015, the Company entered into a settlement with Stratex and received 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty amount of US$152,293 and recorded the fair value of CDN$186,017 in marketable securities and a corresponding decrease in exploration and evaluation assets (see Note 17).

20.	Restricted cash

The Company has a cash deposit of US$25,000 with the Texas Railroad Commission to cover any potential liabilities relating to its wells in Zavala County, Texas.

23

(Formerly: Eagleford Energy Inc.)

Management’s Discussion and Analysis

For the Three and Nine Months Ended

May 31, 2015

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Corp. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at $Nil. The Company filed Articles of Amendment effective August 25, 2014 consolidating its common shares on the basis of one (1) common share for every ten (10) common shares and changed its name to Eagleford Energy Corp. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the OTC Markets (OTCQB) under the symbol EGFDF.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2015 and 2014 include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”), Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) and EEZ Operating Inc., a Texas corporation incorporated on May 12, 2015 (“EEZ Operating”). All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and Dyami Energy was dissolved effective April 3, 2014. The Company’s investment in Dyami Energy was deconsolidated from the Company’s Unaudited Interim Condensed Consolidated Financial Statements as at the effective date.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2015 and notes thereto.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2015 were prepared using the same accounting policies and methods of computation as those described in our Consolidated Financial Statements for the year ended August 31, 2014. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2015 could result in restatement of the unaudited condensed interim consolidated financial statements

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC.

The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements for the year ended August 31, 2014. All amounts herein are presented in Canadian dollars, unless otherwise noted.

This Management’s Discussion and Analysis is dated July 29, 2015 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)       Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Natural gas sales, net of royalties for the nine months ended May 31, 2015 decreased by $8,209 to $37,264 compared to $45,473 for the nine month period ended May 31, 2014. Net loss for the nine months ended May 31, 2015 was $6,287,183 compared to a net loss of $1,783,493 for the nine months ended May 31, 2014. The increase in net loss during the nine month period ended 2015 was primarily related to an impairment of exploration and evaluation assets in the amount of $4,720,194 compared to $1,315,276 in 2014, an increase in the accretion of a secured note payable of $475,755 versus $Nil in 2014, an increase in loss on derivative liabilities of $191,880 to $250,701 versus $58,821 in 2014, an increase in loss on foreign exchange of $186,522 to $286,136 compared to a loss of $99,614 for the same nine month period ended May 31, 2014 and an increase in general and administrative costs of $80,432 to $324,812 compared to $244,380 for the same nine month period in 2014.

For the nine months ended May 31, 2015, the Company recorded net additions of $331,425 to exploration and evaluation assets and an impairment of exploration and evaluation assets in the amount of $4,720,194 related to its interest in the Matthews Lease, Texas.

During the nine months ended May 31, 2015, the Company received related party advances of US$149,500 and $47,000.

3

As part of the Company’s oil and gas development program, management of the Company anticipates further development expenditures to define reserves and extract hydrocarbons. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company and cash calls from joint venture participants. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the nine months ended May 31, 2015 to the risks and uncertainties as identified in the Management Discussion and Analysis for the year ended August 31, 2014.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,864,427	$1,864,427	-	-	-
Shareholders’ loans (1)	1,172,673	1,172,673	-	-	-
Loans Payable (1)	187,827	187,827
Total	$3,224,927	$3,224,927	-	-	-

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

(1)	Translated at current exchange rate.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas lease include seeking debt or equity financing or seeking additional farm-in arrangements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions to sustain future development of the business. As at May 31, 2015 and August 31, 2014 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended May 31, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

4

RESULTS OF OPERATIONS

Historical	For the Three Months Ended		For the Nine months Ended
Production	May 31,		May 31,
	2015	2014	2015	2014
Natural gas – mcf/d	60	59	53	50
Historical Prices
Natural Gas - $/mcf	$2.73	$5.92	$3.42	$4.35
Royalties costs - $/mcf	$0.52	$1.56	$0.81	$1.01
Production costs - $/mcf	$1.23	$0.86	$1.17	$0.76
Net back - $/mcf	$0.98	$3.50	$1.44	$2.58
Operations
Revenue, net of royalties	$11,904	$22,116	$37,264	$45,473
Net loss	$(5,867,263)	$(1,269,733)	$(6,287,183)	$(1,783,493)
Loss per share, basic and diluted	$(0.212)	$(0.098)	$(0.227)	$(0.143)

Production Volume

For the three months ended May 31, 2015, average natural gas sales volumes remained relatively consistent at 60 mcf/d compared to 59 mcf/d for the same period in 2014. Total production volume for the three months ended May 31, 2015 was 5,391 mcf compared to 5,072 mcf for the same three month period in 2014.

For the nine months ended May 31, 2015, average natural gas sales volumes were up slightly to 53 mcf/d compared to 50 mcf/d for the same period in 2014. Total production volume for the nine months ended May 31, 2015 was 14,264 mcf compared 13,621 mcf for the same three month period in 2014.

Commodity Prices

For the three months ended May 31, 2015, average natural gas prices received per mcf decreased by 54% to $2.73 compared to $5.92 for the three months ended May 31, 2014.

For the nine months ended May 31, 2015, average natural gas prices received per mcf decreased 22% to $3.42 compared to $4.35 for the nine months ended May 31, 2014.

The decrease in average natural gas prices received for the three and nine month periods was attributed to a reduction in commodity prices.

Natural Gas Sales, Net of Royalties	For the Three Months Ended		For the Nine months Ended
	May 31,		May 31,
	2015	2014	2015	2014
Natural gas sales	$14,702	$30,038	$48,754	$59,297
Royalties	(2,798)	(7,922)	(11,490)	(13,824)
Revenue, net of royalties	$11,904	$22,116	$37,264	$45,473

Natural gas sales for the three months ended May 31, 2015, decreased by $15,336 to $14,702 compared to $30,038 for the three months ended May 31, 2014 as a result of lower commodity prices received.

Natural gas sales for the nine months ended May 31, 2015, decreased by $10,543 to $48,754 compared to $59,297 for the nine months ended May 31, 2014. The decrease in sales during the nine month period in 2015 was primarily attributed to lower commodity prices.

Royalties for the three months ended May 31, 2015, were $2,798 versus $7,922 for the comparable three month period in 2014.

Royalties for the nine months ended May 31, 2015, were $11,490 versus $13,824 for the comparable nine month period in 2014. The decrease in royalties for the three and nine months ended May 31, 2015 compared to those periods in 2014 is attributed to changes in production volume and commodity prices.

Natural gas sales, net of royalties for the three months ended May 31, 2015, decreased by $10,212 to $11,904 compared to $22,116 for the same three month period in 2014.

Natural gas sales, net of royalties for the nine months ended May 31, 2015, decreased by $8,209 to $37,264 compared to $45,473 for the nine month period ended May 31, 2014.

Operating Costs

For three months ended May 31, 2015, operating costs were $7,442 up $3,036 compared to operating costs of $4,406 for the three months ended May 31, 2014.

5

For nine months ended May 31, 2015, operating costs increased by $7,205 to $17,500 compared to operating costs of $10,295 for the nine months ended May 31, 2014.

The increase in operating costs for the three and nine months ended May 31, 2015 was attributed to increases in gas processing charges and higher maintenance costs.

Depletion and Accretion

Depletion and accretion for the three months ended May 31, 2015, remained relatively consistent at $462 compared to $476 for the three months ended May 31, 2014.

Depletion and accretion for the nine months ended May 31, 2015, decreased by $1,186 to $930 compared to $2,116 for the nine months ended May 31, 2014.

The decrease in depletion and accretion for the three and nine months ended May 31, 2015, was attributed to changes in decommissioning obligation estimates.

General and Administrative	For the Three Months Ended		For the Nine months Ended
	May 31,		May 31,
	2015	2014	2015	2014
Professional fees	$6,245	$8,142	$82,953	$63,796
Head office costs	25,500	26,250	76,500	78,675
Management fees	37,500	18,750	112,500	56,250
Transfer and registrar costs	3,460	2,383	5,991	5,816
Shareholders information	-	6,832	34,187	32,832
Office and general costs	2426	1,773	5,589	4,511
Directors fees	-	600	2,000	2,500
Insurance	5,092	-	5,092	-
Total	$80,223	$64,730	$324,812	$244,380

General and administrative expenses for the three months ended May 31, 2015, were $15,493 higher at $80,223 compared to $64,730 for the three months ended May 31, 2014. The increase in expenses during 2015 was primarily attributed to an increase in management fees of $18,750 to $37,500 compared to $18,750 for the same three month period in 2014 and an increase in insurance of $5,092 compared to $Nil in the same period in 2014.

General and administrative expenses for the nine months ended May 31, 2015, were $80,432 higher at $324,812 compared to $244,380 for the nine months ended May 31, 2014. The increase in expenses during 2015 was primarily attributed to an increase in professional fees of $19,157 to $82,953 compared to $63,796 to an increase in management fees of $56,250 to $112,500 compared to $56,250 in the comparable period in 2014 and an increase in insurance of $5,092 compared to $Nil in the same period in 2014.

Interest

For the three months ended May 31, 2015, the Company incurred interest costs of $73,884, higher by $49,899 versus interest costs of $23,985 for the three months ended May 31, 2014.

For the nine months ended May 31, 2015, the Company incurred interest costs of $202,333 representing an increase of $89,619 versus interest costs of $112,714 for the comparable nine month period in 2014.

The increase in interest costs expensed during the three and nine months ended May 31, 2015, was primarily attributed to decreases in interest capitalized as borrowing costs, resulting from the impairment loss recorded on exploration and evaluation assets during the fourth quarter of fiscal 2014.

Accretion of Convertible Secured Note

For the three months ended May 31, 2015, the Company recorded accretion on the secured convertible note in the amount of $327,793 compared to $Nil in the three month period in 2014.

For the nine months ended May 31, 2015, the Company recorded accretion on the secured convertible note in the amount of $475,755 compared to $Nil for the nine months ended May 31, 2014.

At May 31, 2015, the Company had a secured convertible note payable with a face value of US$1,216,175 (August 31, 2014: US$1,216,175) (the “Note”). The Note will be accreted up to its face value over the life of Note based on an effective interest rate.

Gain (loss) on Derivative Liabilities

For the three and nine months ended May 31, 2015, the Company recorded a loss on derivative liabilities of $738,652 and $250,701, respectively compared to a (gain) loss on derivative liabilities of $(38,964) and $58,821 for the three and nine months ended May 31, 2014, respectively as follows:

6

Derivative Warrant Liabilities

For the three months ended May 31, 2015, the Company recorded a gain on derivative warrant liabilities of $3,407 compared to a gain of $38,964 for the three months ended May 31, 2014.

For the nine months ended May 31, 2015, the Company recorded a loss on derivative warrant liabilities of $197,990 compared to a loss of $58,821 for the nine months ended May 31, 2014.

The Company has warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of operations.

Derivative Unit Liabilities

For the three months ended May 31, 2015, the Company recorded a loss on derivative unit liabilities of $742,059 compared to $Nil for the three months ended May 31, 2014.

For the nine months ended May 31, 2015, the Company recorded a loss on derivative unit liabilities of $52,711 compared to $Nil for the nine months ended May 31, 2014.

At, May 31, 2015, the Company had a secured convertible note payable with a face value of US$1,216,175 (August 31, 2014: US$1,216,175) (the “Note”). The Note has a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”). Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability that requires fair value measurement each period.

Loss on Foreign Exchange

For the three months ended May 31, 2015, the Company recorded a gain on foreign exchange of $2,876 compared to a gain of $63,810 for the same three month period in 2014.

For the nine months ended May 31, 2015, the Company recorded a loss on foreign exchange of $286,136 compared to a loss of $99,614 for the same nine month period ended May 31, 2014.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

For the three months ended May 31, 2015, the Company recorded stock based compensation of $Nil compared to $Nil for the same period in 2014.

For the nine months ended May 31, 2015, the Company recorded stock based compensation of $84,520 compared to $Nil for the same nine month period in 2014.

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation-Non Employees

For the three months ended May 31, 2015, the Company recorded stock based compensation for non-employees of $Nil compared to $Nil for the same period in 2014.

For the nine months ended May 31, 2015, the Company recorded stock based compensation for non-employees of $28,173 compared to $Nil for the same nine month period in 2014.

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

Gain on Settlement of Litigation

For the three months ended May 31, 2015, the Company recorded a gain on settlement of litigation in the amount of $120,125 compared to $Nil in the same three month period in 2014.

For the nine months ended May 31, 2015, the Company recorded a gain on settlement of litigation in the amount of $120,125 compared to $Nil in the same three month period in 2014.

7

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation and marketable securities.

Unrealized loss on marketable securities

For the three months ended May 31, 2015, the Company recorded an unrealized loss on marketable securities in the amount of $53,518 compared to $Nil in the same three month period in 2014.

For the nine months ended May 31, 2015, the Company recorded an unrealized loss on marketable securities in the amount of $53,518 compared to $Nil in the same three month period in 2014.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to marketable securities and gain on settlement of litigation.

Effective March 31, 2015, the Company entered into a settlement with Stratex and received 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty amount of US$152,293 and recorded the fair value of CDN$186,017 in marketable securities and a corresponding decrease in exploration and evaluation assets.

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements.

Impairment of Exploration and Evaluation Assets

For the three months ended May 31, 2015, the Company recorded an impairment of exploration and evaluation assets in the amount of $4,720,194 compared to $1,315,276 for the same three month period in 2014.

For the nine months ended May 31, 2015, the Company recorded an impairment of exploration and evaluation assets in the amount of $4,720,194 compared to $1,315,276 for the same three month period in 2014.

On July 2, 2015, the 2629 acre Matthews Lease was terminated according to its terms and the Company is currently assessing the number of acres to be held by production. The Company estimates that approximately 400 acres (representing approximately 15% of the total 2,629 lease acres) will be held by production (100% working interest and 75% revenue interest) and accordingly, the Company has written down the lease to 15% of its carrying costs and recorded an impairment of exploration and evaluation assets of $4,720,194.

For the periods ended May 31, 2014, the Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented as an impairment of the net assets and liabilities on dissolution of subsidiary in the amount of $1,315,276 (see Note 15 to the Unaudited Interim Condensed Consolidated Financial Statements).

Marketing and Public Relations

For the three months ended May 31, 2015, the Company recorded a recovery in marketing and public relations in the amount of $Nil compared to a recovery of $14,250 for the same period in 2014.

For the nine months ended May 31, 2015, the Company recorded a recovery in marketing and public relations in the amount of $Nil compared to a recovery of $14,250 for the same nine month period in 2014.

Net Loss

Net loss for the three months ended May 31, 2015, was $5,867,263 compared to a net loss of $1,269,733 for the three months ended May 31, 2014. The increase in net loss during the three month period in 2015 was primarily related to an impairment of exploration and evaluation assets in the amount of $4,720,194 compared to $1,315,276 in 2014, an increase in loss on derivative liabilities of $738,652 versus a gain of $38,964 in 2014, an increase in the accretion of a secured note payable of $327,723 versus $Nil in 2014. In addition during 2015, the Company incurred additional increases in general and administrative costs, interest and recorded an unrealized loss on marketable securities.

Net loss for the nine months ended May 31, 2015, was $6,287,183 compared to a net loss of $1,783,493 for the nine months ended May 31, 2014. The decrease in net loss during the nine month period ended 2015, was primarily related to an impairment of exploration and evaluation assets in the amount of $4,720,194 compared to $1,315,276 in 2014, an increase in accretion of a secured note payable of $475,755 versus $Nil in 2014, an increase in loss on derivative liabilities of $191,880 to $250,701 versus $58,821 in 2014, an increase in loss on foreign exchange of $186,522 to $286,136 compared to a loss of $99,614 for the same nine month period ended May 31, 2014 and an increase in general and administrative costs of $80,432 to $328,812 compared to $244,380 for the comparable period in 2014.

8

Foreign Currency Translation

For the three months ended May 31, 2015, the Company incurred a loss on foreign currency translation of $17,235 versus a loss of $309,817 for the same three month period in 2014.

For the nine months ended May 31, 2015, the Company incurred a gain on foreign currency translation of $691,207 versus a loss of $198,194 for the same nine month period ended May 31, 2014.

These gains and losses are related to translation differences between Zavala Inc., EEZ Operating and Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the three months ended May 31, 2015, was $5,884,498 compared to a net loss and comprehensive loss of $1,579,550 for the three months ended May 31, 2014.

Net loss and comprehensive loss for the nine months ended May 31, 2015, was $5,595,976 compared to a net loss and comprehensive loss of $1,981,687 for the nine months ended May 31, 2014.

Loss per Share, Basic and Diluted

Basic and diluted loss per share for the three months ended May 31, 2015, was $0.212 compared to basic and diluted loss per share of $0.098 for the same three month period ended May 31, 2014.

Basic and diluted loss per share for the nine months ended May 31, 2015, was $0.227 compared to basic and diluted loss per share of $0.143 for the same nine month period ended May 31, 2014.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2015	2015	2014	2014
For the quarter ending	May 31	February	November 30	August 31
Revenue, net of royalties	$11,904	$11,794	$13,565	$19,551
Income (loss) for the period	$(5,867,263)	$256,686	$(676,605)	$(4,332,092)
Income (loss) per share, basic	$(0.212)	$0.009	$(0.024)	$(0.327)
Income (loss) per share, diluted	$(0.212)	$0.004	$(0.024)	$(0.327)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. For the three month period ended May 31, 2015, the Company recorded an impairment of exploration and evaluation assets of $4,720,194, a loss on derivative financial liabilities of $738,652 and accretion of secured convertible note in the amount of $327,793. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation expense of $112,693. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935. Other changes in net loss during the quarters were primarily related to gain or loss on foreign exchange and the fair value movement of derivative liabilities during the respective periods.

	2014	2014	2013	2013
For the quarter ending	May 31	February 29	November 30	August 31
Revenue, net of royalties	$22,116	$9,754	$13,603	$171
Loss for the period	$(1,269,733)	$(401,602)	$(112,159)	$(3,557,922)
Loss per share, basic and diluted	$(0.098)	$(0.032)	$(0.009)	$(0.034)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended May 31, 2014, the Company recorded an impairment loss on exploration and evaluation assets in the amount of $1,315,276. During the three months ended February 28, 2014, the Company recorded a loss on foreign exchange of $146,645. During the quarter ended August 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,690,568, an impairment of property and equipment of $168,954 and a loss on settlement of debt in the amount of $402,264. Other changes in net loss during the quarters were primarily related to gain or loss on foreign exchange and the fair value movement of derivative liabilities during the respective periods.

9

CAPITAL EXPENDITURES

For the nine months ended May 31, 2015, the Company recorded net additions to exploration and evaluation assets of $331,425 on its lease located in Zavala County, Texas (year ended August 31, 2014: $113,578) (see Note 6 to the Unaudited Interim Condensed Consolidated Financial Statements).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the nine months ended May 31, 2015, the Company received related party advances of US$149,500 and $47,000. During the year ended August 31, 2014, the Company issued 14,757,102 common shares as full settlement of shareholders’ loans and interest in the aggregate amount of $1,180,570).

LIQUIDITY AND CAPITAL RESOURCES

Cash as of May 31, 2015 was $12,239 (August 31, 2014: $103,215). The Company entered into Joint Development Agreements on the Matthews Lease and for the nine months ended May 31, 2015 had received payments of certain obligations under the Matthews Lease of $200,773 (August 31, 2014: $340,811 cash and payments of certain obligations).

For the year nine months ended May 31, 2015, the primary use of funds was related to exploration and evaluation asset expenditures incurred on the Company’s Matthews lease located in Zavala County, Texas and administrative expenses. The Company’s working capital deficiency at May 31, 2015 was $8,458,522 (August 31, 2014: $3,489,237).

Our current assets of $294,289 as at May 31, 2015, ($260,336 as of August 31, 2014) include the following items: cash $12,239 ($103,215 as of August 31, 2014); trade and other receivables $29,426 ($157,121 as of August 31, 2014) and marketable securities $252,624 (August 31, 2014 $Nil).

Our current liabilities of $8,752,811 as of May 31, 2015 ($3,749,573 as of August 31, 2014) include the following items: trade and other payables $1,864,427 ($1,483,775 as of August 31, 2014); shareholders’ loans $1,172,673 ($981,834 as of August 31, 2014); loans payable of $187,827 ($Nil as of August 31, 2014); secured convertible note $475,755 ($Nil as of August 31, 2014); derivative liabilities $5,040,566 ($1,094,392 as of August 31, 2014); deferred revenue $Nil ($177,804 as of August 31, 2014); and provisions $11,563 ($11,768 as of August 31, 2014).

At May 31, 2015, the Company had outstanding the following common share purchase warrants: 7,378,560 warrants exercisable at $0.10 per share; 453,740 warrants exercisable at US$5.00 per share; and 72,598 warrants exercisable at US$2.50. If any of these common share purchase warrants were exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to develop its oil and gas operations or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

As part of our oil and gas development program, we anticipate further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

10

PROVISIONS	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2013	$119,742	$178,553	$298,295
Accretion expense	961	-	961
Change in estimates	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	47,543	-	47,543
Additions	56,093	-	56,093
Accretion expense	930	-	930
Change in estimates	(11,300)	-	(11,300)
Obligations settled	(205)	-	(205)
Foreign exchange	5,370	-	5,370
Balance, May 31, 2015	$98,431	$-	$98,431

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $98,431 ($11,563 current and $86,868 long term) at May 31, 2015 (August 31, 2014: $11,768 current and $35,775 long term) based on an undiscounted total future liability of $112,656 (August 31, 2014: $60,629). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.25% (August 31, 2014: 2.57%).

b)	Other Provisions

On January 28, 2014 a vendor of Dyami Energy received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 and interest at a rate of 5% per annum from the date of judgment until paid (District Court of Zavala County, Texas Case No. 13-02-12941-ZCV). During 2013 the full amount of the provision was recorded together with legal fees and interest and transferred to trade and other payables.

SECURED NOTE PAYABLE AND SHAREHOLDER LOANS

Secured Note Payable

At August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has an interest rate of 10% and is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice. Benchmark has the option at any time while the Note is outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the (“Conversion Unit”).

11

Accounting Considerations

The Company has accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”, an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument has a conversion option, the terms are considered substantially different and therefore gives rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

Based on the previous conclusions, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation
Promissory note (old debt instrument)	$1,322,247
Derivative liability (conversion unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note will be accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate. For the three and nine months nine months ended May 31, 2015, the Company recorded accretion on the note in the amount of $327,793 and $475,755, respectively. The carrying value of the note as at May 31, 2015 is $475,755. For the three and nine months ended May 31, 2015, the Company recorded interest on the Note of $38,211 and $110,367.

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments (see Related Party Transactions).

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

DERIVATIVE LIABILITIES

For the three and nine months ended May 31, 2015, the Company recorded a loss on derivative liabilities of $738,652 and $250,701, respectively compared to a (gain) loss on derivative liabilities of $(38,964) and $58,821 for the three and nine months ended May 31, 2014, respectively.

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Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in profit or loss. The Company recorded a gain on derivative warrant liabilities of $3,407 for the three months ended May 31, 2015 (May 31, 2014 gain: $38,964). For the nine months ended May 31, 2015, the Company recorded a loss on derivative warrant liabilities of $197,900 (May 31, 2014: $58,821).

The following table set out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2013	914,761	1,976,883	4.06
Warrants expired	(170,923)	(709,299)
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	4.06
Warrants expired	(217,500)	(535,542)
Change in fair value estimates	-	197,990
As at May 31, 2015	526,338	987,755	5.80

* Reflects the August 25, 2014 one-for-ten consolidation

On August 31, 2014, 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding at May 31, 2015 and August 31, 2014, respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
91,250	5.00	July 20, 2015	0.14	153,179
14,600	2.50	July 20, 2015	0.14	41,230
250,000	5.00	August 7, 2015	0.19	420,128
40,000	2.50	August 7, 2015	0.19	108,128
112,490	5.00	September 25, 2015	0.32	207,992
17,998	2.50	September 25, 2015	0.32	57,098
526,338			0.21	987,755

* Reflects the August 25, 2014 one-for-ten consolidation

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307

* Reflects the August 25, 2014 one-for-ten consolidation

(1)	Current

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative unit liabilities and linked common shares as at May 31, 2015 and August 31, 2014:

	May 31, 2015		August 31, 2014
The financings giving rise to derivative unit liabilities:	Indexed Shares	Fair Values	Indexed Shares	Fair Values
Conversion unit (1 common share and 1 common share purchase warrant)	22,481,347	$4,052,811	15,202,188	$4,000,100

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The following table summarizes the effects on our loss associated with changes in the fair values of our derivative units liabilities for the periods ended May 31, 2015:

The financings giving rise to derivative unit liabilities:	Three Months Ended May 31, 2015	Nine Months Ended May 31, 2015
Conversion unit (1 common share and 1 common share purchase warrant)	$742,059	$52,711

At August 31, 2014 the Company issued a Secured Convertible Note with a face value $1,322,347 (US$1,216,175) which gave rise to a derivative financial instrument. The Note embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. Additionally these features met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and features consist of the Conversion Unit which is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the Conversion Unit (see Note 10 to the Unaudited Interim Condensed Consolidated Financial Statements).

Current accounting principles that are provided in IAS 32 and IAS 39 require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company has selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

The Company has selected Binomial Lattice to fair value the warrant component of the conversion unit because it believes this technique is reflective of all significant assumption types market participants would likely consider in transactions involving warrants. Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the common share component contained in the conversion unit as at May 31, 2015 and August 31, 2014:

	May 31, 2015	August 31, 2014
Underlying price on valuation date*	$0.2217	$0.3090
Contractual conversion rate	$0.07	$0.08
Contractual term to maturity	0.25 Years	1.00 Years
Implied expected term to maturity	0.185 Years	0.613 Years
Market volatility:
Range of volatilities	176.85% - 350.72%	78.41% - 269.09%
Equivalent volatility	263.79%	181.25%
Contractual interest rate	10.0%	10.0%
Equivalent market risk adjusted interest rate	10.00%	10.00%
Equivalent credit risk adjusted yield	3.62%	3.45%

*The underlying price of the common share component of the conversion unit is the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as at May 31, 2015 and August 31, 2014:

	May 31, 2015	August 31, 2014
Market value on valuation date	$0.11	$0.16
Contractual exercise rate	$0.092	$0.092
Term (years)	4.25 Years	5.00 Years
Expected market volatility	176.48%	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.49%	1.63%

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

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All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
	Canada	United States	Total	Canada	United States	Total
May 31, 2015
Net revenue	$11,904	-	$11,904	$37,264	-	$37,264
Net loss	$1,092,188	4,775,075	$5,867,263	$1,513,575	4,773,608	$6,287,183

May 31, 2014
Net revenue	$22,116	-	$22,116	$45,473	-	$45,473
Net(income) loss	$(58,320)	1,328,053	$1,269,733	$351,474	1,432,019	$1,783,493

	Canada	United States	Total
As at May 31, 2015
Total Assets	$280,046	892,457	$1,172,503
Total Liabilities	$8,105,160	734,519	$8,839,679

As at August 31, 2014
Total Assets	$179,888	5,117,040	$5,296,928
Total Liabilities	$6,991,287	1,025,076	$8,016,363

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases or decreases in the value of the Canadian dollar may impact production revenues from Canadian producers. Such increases or decreases may also impact the future value of such entities' reserves as determined by independent evaluators.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2015	2014	2015	2014
Short term employee benefits (1)	$37,500	$18,750	$112,500	$56,250
Stock based compensation expense (2)	-	-	84,520	-
	$37,500	$18,750	$197,020	$56,250

The following balances owing to James Cassina, the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

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	May 31, 2015	August 31, 2014
Short term employee benefits (1)	$393,750	$281,250
	$393,750	$281,250

(1)	The Company accrues management fees for the President of the Company at a rate of $12,500 per month commencing September 1, 2014.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019.

At May 31, 2015, the amount of directors’ fees included in trade and other payables was $21,000 (August 31, 2014: $19,200).

At May 31, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2014: $Nil). For the period ended May 31, 2015, the Company recorded interest on the promissory note of $586 (May 31, 2014: $19,507). At May 31, 2015, included in trade and other payables is interest payable of $104,826 (August 31, 2014: $91,727). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014, were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167. On August 30, 2014 the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (see Notes 8 (b) (a) (c) and Note 10 to the Unaudited Interim Condensed Consolidated Financial Statements).

At May 31, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of US$249,250 (August 31, 2014: US$249,250). For the period ended May 31, 2015, the Company recorded interest on the promissory note of $23,238 (May 31, 2014: $Nil). At May 31, 2015, included in trade and other payables, is interest of $23,238 (August 31, 2014: $Nil). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. At May 31, 2015, Core advanced the Company US$28,500 on terms yet to be determined. The President of the Company is a major shareholder, officer and a director of Core (see Note 18 to the Unaudited Interim Condensed Consolidated Financial Statements).

At May 31, 2015, the Company had shareholders’ loans payable of US$655,000. (August 31, 2014: US $655,000). For the period ended May 31, 2015, the Company recorded interest of $61,067(May 31, 2014: $116,440) on the shareholders’ loans payable. At May 31, 2015, included in trade and other payables, is interest of $61,290 (August 31, 2014: $269). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of promissory notes payable of US$529,250, $250,000 and interest payable of $225,614 (see Note 8 (b) (c)) to the Unaudited Interim Condensed Consolidated Financial Statements).

At May 31, 2015, the Company had, loans payable of US$121,000 and $37,000 to 1288131 Alberta Ltd. (August 31, 2014: $Nil). During the period ended May 31, 2015 the Company recorded interest on the loans payable of $12,245. At May 31, 2015, included in trade and other payables, is interest of $12,245 (August 31, 2014: $Nil). The loans are payable on demand and bear interest at 10% per annum. Colin McNeil a director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd.

At May 31, 2015, the Company had a 10% per annum, secured convertible note payable to Benchmark Enterprises LLC (“Benchmark”) with a face value of US$1,216,175. (August 31, 2014: US$1,216,175) (the “Note”). Benchmark is a shareholder of the Company. For the nine months ended May 31, 2015, the Company recorded interest on the Note of $113,386 (May 31, 2014: $78,028). At May 31, 2015, included in trade and other payables is interest of $113,386 (August 31, 2014: $Nil) (see Note 10 and 11 to the Unaudited Interim Condensed Consolidated Financial Statements).

SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Interim Condensed Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2014.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended May 31, 2015 to the critical accounting estimates and judgments.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

16

(i) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company intends to adopt IFRS 9 effective September 1, 2018.

(ii) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2017.

The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2014. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRIC 21 Levies.

SHARE CAPITAL AND RESERVES

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2013	12,262,517	7,050,350
Warrants exercised (Note (b) (a))	651,904	306,405
Debt settlement (Note (b) (c))	14,757,120	1,715,426
Balance August 31, 2014 and May 31, 2015	27,671,541	$9,072,181

* Reflects the August 25, 2014 one-for-ten stock consolidation

Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2015		August 31, 2014
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	9,293,560	$0.18	4,020,095	$0.40
Warrants exercised (Note (a))	-		(651,904)	$0.35
Warrants expired (Note (b))	-		(1,453,191)	$0.35
Warrants issued (Note (c))	-		7,378,560	$0.10
Warrants expired (Note (d))	(1,915,000)	$0.50	-	-
Balance, end of period	7,378,560	$0.10	9,293,560	$0.18

* Reflects the August 25, 2014 one-for-ten stock consolidation

(a)          Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 9 to the Unaudited Interim Condensed Consolidated Financial Statements).

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(b)          On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(c)          Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 10 and 11 to the Unaudited Interim Condensed Consolidated Financial Statements).

(d)       On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at May 31, 2015 and August 31, 2014, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.25	801,079

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	1,970,968

* Reflects the August 25, 2014 one-for-ten stock consolidation

Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2015(1)	2014 (1)	2015 (1)	2014 (1)
Weighted Average Shares Outstanding Basic and Diluted*	27,671,541	12,913,907	27,671,541	12,486,599

* Reflects the August 25, 2014 one-for-ten stock consolidation

(1)	The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options and Stock Based Compensation

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2014 and 2013	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	1.64
Balance, May 31, 2015	1,100,000	$0.25

* Reflects the August 25, 2014 one-for-ten stock consolidation

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The following table is a summary of the Company's stock options outstanding and exercisable at May 31, 2015 and August 31, 2014, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$0.15	1.75	100,000	$0.15
$0.12	1,000,000	$0.11	4.55	1,000,000	$0.11
	1,100,000	$0.25	4.21	1,100,000	$0.25

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the August 25, 2014 one-for-ten stock consolidation

(1) In October 2012, the Optionee passed away and pursuant to the terms of the option agreement had a period of twelve (12) months after the date of such death before the expiry of the option.

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used:

November 12, 2014
Weighted average fair value per option	$0.12
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2013	$506,200
Warrants expired	174,399
Derivative warrants expired	709,299
Balance, August 31, 2014	$1,389,898
Stock options expired	11,112
Warrants expired	1,169,889
Derivative warrants expired	535,542
Balance, May 31, 2015	$3,106,441

LITIGATION

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 for Zavala Inc.’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputed the claim citing US$300,000 paid by the Company to be credited against the minimum royalties which Stratex has failed to do. Zavala Inc. paid the US$152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No.: 14-09-13290-ZCV). Effective March 31, 2015, the Company entered into a settlement agreement with Stratex and Quadrant pursuant to which the Company is entitled to receive US$25,000 in cash and 1,333,333 common shares of Stratex and Stratex shall assign all of its rights, title and interest in, to and under the Matthews Lease and JDA, to the Company and Quadrant. To date, the Company has received 1,333,000 common shares of Stratex and the assignment of the Matthews lease (see Note 19 to the Unaudited Interim Condensed Consolidated Financial Statements).

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On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). Effective March 25, 2015, the Company entered into a settlement agreement with Gaines under which Gaines transferred to the Company 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per until December 31, 2018 (see Note 19 to the Unaudited Interim Condensed Consolidated Financial Statements).

SUBSEQUENT EVENTS

Subsequent to the period ended May 31, 2015, the President through Core Energy Enterprises Inc. advanced the Company CDN$21,000 and US$117,536 on terms yet to be determined.

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